UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mattress Firm Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57722W 106

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57722W 106		13G

1.	Names of Reporting Persons J.W. Childs Equity Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 18,105,470*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 18,105,470*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,105,470*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 53.6%**

12.	Type of Reporting Person (See Instructions) PN

*             See Item 4 below.

**           Based on 33,768,771 shares of Common Stock outstanding as of December 6, 2012, as reported in the Quarterly Report on Form 10-Q for quarterly period ended October 30, 2012 filed by the Issuer on December 10, 2012.

CUSIP No. 57722W 106		13G

1.	Names of Reporting Persons J.W. Childs Advisors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 18,105,470*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 18,105,470*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,105,470*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 53.6%**

12.	Type of Reporting Person (See Instructions) PN

*             See Item 4 below.

**           Based on 33,768,771 shares of Common Stock outstanding as of December 6, 2012, as reported in the Quarterly Report on Form 10-Q for quarterly period ended October 30, 2012 filed by the Issuer on December 10, 2012.

CUSIP No. 57722W 106		13G

1.	Names of Reporting Persons JWC Fund III Co-Invest, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 18,105,470*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 18,105,470*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,105,470*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 53.6%**

12.	Type of Reporting Person (See Instructions) OO

*             See Item 4 below.

**           Based on 33,768,771 shares of Common Stock outstanding as of December 6, 2012, as reported in the Quarterly Report on Form 10-Q for quarterly period ended October 30, 2012 filed by the Issuer on December 10, 2012.

CUSIP No. 57722W 106		13G

1.	Names of Reporting Persons J.W. Childs Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 18,105,470*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 18,105,470*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,105,470*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 53.6%**

12.	Type of Reporting Person (See Instructions) PN

*             See Item 4 below.

**           Based on 33,768,771 shares of Common Stock outstanding as of December 6, 2012, as reported in the Quarterly Report on Form 10-Q for quarterly period ended October 30, 2012 filed by the Issuer on December 10, 2012.

CUSIP No. 57722W 106		13G

1.	Names of Reporting Persons JWC Mattress Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 18,105,470*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 18,105,470*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,105,470*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 53.6%**

12.	Type of Reporting Person (See Instructions) OO

*             See Item 4 below.

**           Based on 33,768,771 shares of Common Stock outstanding as of December 6, 2012, as reported in the Quarterly Report on Form 10-Q for quarterly period ended October 30, 2012 filed by the Issuer on December 10, 2012.

CUSIP No. 57722W 106		13G

1.	Names of Reporting Persons J.W. Childs Associates, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 18,105,470*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 18,105,470*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,105,470*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 53.6%**

12.	Type of Reporting Person (See Instructions) CO

*             See Item 4 below.

**           Based on 33,768,771 shares of Common Stock outstanding as of December 6, 2012, as reported in the Quarterly Report on Form 10-Q for quarterly period ended October 30, 2012 filed by the Issuer on December 10, 2012.

Amendment No. 1 to Schedule 13G

This Amendment No. 1 on Schedule 13G (this “Amendment No.1”) amends the cover pages and Items 2(a), 4 and 5 of the Statement on Schedule 13G filed with the Securities and Exchange Commission on behalf of the Reporting Persons (as defined below) and Mattress Holdings, LLC on February 14, 2012 (the “Initial Schedule 13G” and, as amended by this Amendment No. 1, the “Schedule 13G”).  Mattress Holdings, LLC was the direct owner of all the shares of common stock, par value $0.01 per share (the “Common Stock”), of Mattress Firm Holding Corp. reported in the Initial Schedule 13G.  On September 27, 2012, 22,399,895 shares directly owned by Mattress Holdings, LLC were distributed pro rata to the equity holders of Mattress Holdings, LLC, including the Reporting Persons (collectively, the “Distributees”).  The remaining 57 shares held by Mattress Holdings, LLC (representing fractional shares of Common Stock in lieu of which the Distributees had received a cash payment) were repurchased by Mattress Firm Holding Corp. and cancelled effective as of October 24, 2012.  Mattress Holdings, LLC was subsequently liquidated.  Accordingly, Mattress Holdings, LLC has ceased to be a reporting person for purposes of the Schedule 13G.  Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Initial Schedule 13G.

Item 2.
(a)

Name of Person Filing

This Amendment No. 1 is being filed jointly by each of J.W. Childs Equity Partners III, L.P.,  J.W. Childs Advisors III, L.P., JWC Fund III Co-Invest, LLC, J.W. Childs Associates, L.P., JWC Mattress Holdings, LLC and J.W. Childs Associates, Inc. (collectively, the “Reporting Persons”).

The Reporting Persons and Mattress Holdings, LLC have entered into a Joint Filing Agreement, dated February 14, 2012, a copy of which was attached as Exhibit A to the Initial Schedule 13G, pursuant to which the Reporting Persons and Mattress Holdings, LLC agreed to file the Initial Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 4.	Ownership

The information set forth in Rows 5 through 11 of the cover pages to this Amendment No. 1 is incorporated herein by reference for each Reporting Person.

JWC Mattress Holdings, LLC, a limited liability company managed by J.W. Childs Associates, Inc., holds a total of 18,105,470 shares of Common Stock.  Of such shares, 17,227,284 shares are indirectly owned by J.W. Childs Equity Partners III, L.P., a Delaware limited partnership, whose general partner is J.W. Childs Advisors III, L.P., and 878,186 shares are indirectly owned by JWC Fund III Co-Invest, LLC, a Delaware limited liability company, whose managing member is J.W. Childs Associates, L.P.  J.W. Childs Equity Partners III, L.P. and JWC Fund III Co-Invest, LLC hold their interest in the Common Stock through JWC Mattress Holdings, LLC.  J.W. Childs Associates, Inc. has voting and investment control of each of J.W. Childs Equity Partners III, L.P. and JWC Fund III Co-Invest, LLC and also manages JWC Mattress Holdings, LLC and, as a result, may be deemed to have indirect beneficial ownership of the securities held by JWC Mattress Holdings, LLC. As Chairman and Chief Executive Officer of J.W. Childs Associates, L.P. and the sole shareholder of J.W. Childs Associates, Inc., John W. Childs may be deemed to have indirect beneficial ownership of the securities held by JWC Mattress Holdings, LLC. Each of the Reporting Persons disclaims beneficial ownership of any securities except to the extent of its pecuniary interest therein.  The inclusion of the Reporting Persons and such securities in this report shall not be deemed an admission of beneficial ownership by the Reporting Persons for purposes of Sections 13(d) or 13(g) of the Act, or for any other purposes.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐*

* As noted above solely with respect to Mattress Holdings, LLC, such entity ceased to be the holder of more than five percent of the Common Stock on September 27, 2012 and, therefore, has ceased to be a reporting person for purposes of the Schedule 13G.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J.W. CHILDS EQUITY PARTNERS III, L.P.

By:	J.W. Childs Advisors III, L.P., Its General Partner
	By:	J.W. Childs Associates, L.P., Its General Partner
By: J.W. Childs Associates, Inc., Its General Partner

By:	/s/ David A. Fiorentino
Name: David A. Fiorentino
Title: Authorized Representative

J.W. CHILDS ADVISORS III, L.P.
By:	J.W. Childs Associates, L.P., Its General Partner
	By:	J.W. Childs Associates, Inc., Its General Partner

By:	/s/ David A. Fiorentino
Name: David A. Fiorentino
Title: Authorized Representative

JWC FUND III CO-INVEST, L.L.C.

By:	J.W. Childs Associates, L.P., Its Manager
	By:	J.W. Childs Associates, Inc., Its General Partner

By:	/s/ David A. Fiorentino
Name: David A. Fiorentino
Title: Authorized Representative

J.W. CHILDS ASSOCIATES, L.P.

By:	J.W. Childs Associates, Inc., Its General Partner

By:	/s/ David A. Fiorentino
Name: David A. Fiorentino
Title: Authorized Representative

JWC MATTRESS HOLDINGS, LLC

By:	/s/ David A. Fiorentino
Name: David A. Fiorentino
Title: Authorized Representative

J.W. CHILDS ASSOCIATES, INC.

By:	/s/ David A. Fiorentino
Name: David A. Fiorentino
Title: Authorized Representative